UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41834

Global Mofy Metaverse Limited

No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People’s Republic of China, 100000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On November 15, 2023, Ms. Wei Zhang tendered her resignation as a director and the Chief Financial officer of Global Mofy Metaverse Limited (the “Company”), effective November 15, 2023. Ms. Wei Zhang’s resignation was not a result of any disagreement with the Company’s operations, policies or procedures.

On November 15, 2023, approved by the Board of Directors, the Nominating Committee and the Compensation Committee, Mr. Chen Chen was appointed as the Chief Financial Officer and the director of the Company, effective November 15, 2023.

The biographical information of Mr. Chen Chen is set forth below:

Mr. Chen Chen has 10 years experience in financial management. He has served as the financial director of Global Mofy (Beijing) Technology Co., Ltd. (“Global Mofy China”) since November 2022 and he is familiar with the Company’s operation. From December 2020 to November 2022, he served as the financial director of Star Okay Super Order (Beijing) Network Technology Co., where he was mainly responsible for making financial decisions and managing the operation of the company. From December 2015 to September 2019, Mr. Chen worked as a financial director of Macrolink Holding Group, where he was primarily responsible for conducting major company financial decisions and overseeing daily business activities. From December 2013 to December 2015, he was a financial director of China Textile Information Center, where he was in charge of the preparation of company’s financial statements and financial business review and tax planning. From 2009 to August 2013, Mr. Chen worked at Angelantoni of Italy, Beijing branch, as a financial director, where he was mainly responsible for preparing company’s financial statements, handling export tax rebates, participating in company’s major business discussions, and issuing financial opinions. Mr. Chen obtained his bachelor’s degree from China Youth University of Political Studies in 2014, majoring in financial management.

Mr. Chen does not have a family relationship with any director or executive officer of the Company. He has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

Mr. Chen entered into an employment agreement with the Company and agreed to receive an annual compensation of RMB144,000 (Approximately $20,000), effective November 15, 2023. The employment agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibits 10.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Agreement between Global Mofy Metaverse Limited and Chen Chen, dated November 15, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Mofy Metaverse Limited

Date: November 16, 2023	By:	/s/ Haogang Yang
	Name:	Haogang Yang
	Title:	Chief Executive Officer

3